Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED

BY ZENDESK, INC.: ZENDESK-004

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR AND HAVE BEEN SUBMITTED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK ‘‘[**]’’.

May 5, 2014

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Zendesk, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted April 23, 2014
File No. 333-195176

Dear Mr. Ingram:

This letter is submitted on behalf of Zendesk, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 submitted on April 23, 2014 (the “Amended Registration Statement”), as set forth in your letter dated May 2, 2014 addressed to Mikkel Svane, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

CONFIDENTIAL TREATMENT

REQUESTED BY ZENDESK, INC.

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

May 5, 2014

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Amended Registration Statement).

Use of Proceeds, page 47

General

1.	Please expand the disclosure in the first paragraph to quantify the estimated underwriting discounts and commissions and estimated offering expenses. Please consider quantifying in your dilution discussion on page 52, as well.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 53 of Amendment No. 2 to quantify the estimated underwriting discounts and commissions and estimated offering expenses.

Dilution, page 52

2.	Please expand your discussion in the second paragraph to clarify how you arrived at a net tangible book value of $2.5 million, with quantification of reconciling items such as intangible assets and accrued offering costs.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Amendment No. 2 to quantify the reconciling items used to arrive at the net tangible book value of $2.5 million.

Note 3 – Acquisition, page F-19

3.	Please tell us how you concluded the historical results of Zopim were not material to your financial statements for purposes of presenting pro forma revenue and results of operations per ASC 805-10-50-2(h). Tell us the amount of revenue and earnings in the current and prior annual periods. Also, please provide us with your significance tests under Rule 3-05(b)(2) of Regulation S-X.

RESPONSE: The Company considered the guidance under ASC paragraph 805-10-50-2(h) and concluded the historical results of Zopim were not material to its consolidated financial statements in any period presented. The amount of Zopim’s revenue in the Company’s consolidated income statement for the year ended December 31, 2012 and 2013, had the acquisition date been January 1, 2012 and 2013 would have been $[**]1 and $[**]2, respectively, representing [**]3% and

[1]	Confidential Treatment Requested by Zendesk, Inc.
[2]	Confidential Treatment Requested by Zendesk, Inc.
[3]	Confidential Treatment Requested by Zendesk, Inc.

CONFIDENTIAL TREATMENT

REQUESTED BY ZENDESK, INC.

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

May 5, 2014

[**]4% of the Company’s revenue for the corresponding periods. The amount of Zopim’s net loss in the Company’s consolidated income statement for the year ended December 31, 2012 and 2013, had the acquisition date been January 1, 2012 and 2013, would have been $[**]5 and $[**]6, respectively, representing [**]7% and [**]8% of the Company’s net loss for the corresponding period.

The Company also performed the significance tests under SEC Regulation S-X Rule 3-05, Financial Statements of a Business Acquired or To Be Acquired, and performed the significant subsidiary tests Regulation S-X Rule 1-02(w) based on Zopim’s total assets of $[**]9 as of March 31, 2013, the end of its most recently completed fiscal year, its net loss of $[**]10 for the year ended March 31, 2013, and a total investment of $[**]11 based on the purchase consideration, which resulted in [**]12%, [**]13%, and [**]14%, respectively.

The Company has also considered the qualitative materiality of Zopim relative to the Company’s overall business as a whole and has determined that it is not material. Because Zopim is a differentiated product offering from the Company’s overall customer service platform, it is not easily subsumed within textual references to “our customer service platform” in the Amended Registration Statement. The Company believes that it is for this reason that the aggregate number of standalone references in the text of the Amended Registration Statement to the live chat service and to Zopim is relatively high in number, and is not indicative of Zopim’s overall materiality to the Company.

*****

[4]	Confidential Treatment Requested by Zendesk, Inc.
[5]	Confidential Treatment Requested by Zendesk, Inc.
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[9]	Confidential Treatment Requested by Zendesk, Inc.
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[11]	Confidential Treatment Requested by Zendesk, Inc.
[12]	Confidential Treatment Requested by Zendesk, Inc.
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CONFIDENTIAL TREATMENT

REQUESTED BY ZENDESK, INC.

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

May 5, 2014

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226 or William J. Schnoor at (617) 570-1020.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Terence O’Brien, Securities and Exchange Commission
Tom D’Orazio, Securities and Exchange Commission
Kamyar Daneshvar, Securities and Exchange Commission
Mikkel Svane, Zendesk, Inc.
John M. Geschke, Zendesk, Inc.
William J. Schnoor, Goodwin Procter LLP
David G. Peinsipp, Cooley LLP

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